EXHIBIT 5.1

Opinion re Legality

As of the date of this prospectus, we have not yet obtained a legal opinion of counsel regarding the securities being registered under this offering. We previously obtained such opinions in connection with prior corporate matters, but those opinions do not cover this registration. Consistent with Item 601(b)(5) of Regulation S-K, we intend to obtain and file an opinion of counsel—addressing that the shares, when issued and sold as described herein, will be legally issued, fully paid, and non-assessable—by amendment to this registration statement prior to effectiveness and any closing of the offering. We do not expect to proceed with the offering until the required opinion has been received and filed as an exhibit.